Exhibit 12

J.B. POINDEXTER AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year ended December 31,
Earnings	2002		2003	2004	2005	2006
Pre-tax income from continuing operations	(6.7)		12.0	14.5	7.7	12.7
Add: Fixed charges (see below)	15.5		15.3	17.0	21.1	21.5
Add: Amortization of capitalized interest	—		—	—	—	—
Less: Capitalized interest			—	—	—	—
	8.8		27.3	31.5	28.8	34.2
Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	12.5		12.4	14.4	18.5	18.9
An estimate of the interest within lease expense	3.0		2.9	2.6	2.6	2.6
	15.5		15.3	17.0	21.1	21.5

Ratio of Earnings to Fixed Charges (A/B)	—	(1	1.8x	1.9x	1.4x	1.6x

(1)          Earnings were insufficient to cover fixed charges by $6.9 million for the year ended December 31, 2002.

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